June 29, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	hhgregg, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 25, 2007

File No. 333-142181

Via EDGAR

Dear Mr. Owings,

This letter sets forth the response of hhgregg, Inc. (the “Company”) to the comment letter, dated June 15, 2007, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 1 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 2 to the Registration Statement (the “Amendment”).

General

1.	We note your responses to comments 19 and 39 in our letter dated May 16, 2007. It appears resolution of these comments is dependent, in part, from pricing information that has not yet been determined. We may have additional comment after determination of the offering price.

Response: The Company has revised the disclosure on page 30 to include a pro forma earnings per share amount and the calculation of the denominator in response to comment 19 of the Staff’s letter dated May 16, 2007.

The Company provided to the Staff in a Supplemental Letter, dated June 21, 2007, a description of the factors that were included in the determination by the Company’s Board of Directors of the fair market value of the Company’s common stock of $5.85 for the September 2006 grant of stock options and $7.50 for the February 2007 grant of stock options. Although the Company continues to believe that the value ascribed to the common stock on the grant dates was the fair value at such time, in light of the upcoming initial public offering of the Company’s common stock and subsequent discussions with the Staff, the Company has decided to reassess the fair value of these grants. The Board of Directors of the Company has determined that the fair value of common stock on the date of the September 2006 stock option grants was $10.00 per share and the fair value of the common stock on the date of the February 2007 stock option grants was $13.00 per share.

Set forth below is the original and revised weighted average Black-Scholes model assumptions in determining the fair market value of the options at date of grant:

	Original	Revised
Fair market value at date of grant	$6.10	$10.45
Exercise price	$6.10	$6.10
Risk-free interest rate	4.75%	4.75%
Dividend yield	—	—
Expected volatility	40.88%	40.88%
Expected life of the options (years)	4.5	4.5
Estimated value of options at date of grant	$2.48	$6.15

Our revised stock-based compensation expense for the year ended March 31, 2007 is approximately $496,000, as compared to that originally recognized at the date of grant of approximately $190,000, resulting in an understatement of stock-based compensation expense of approximately $279,000, or $168,000 net of tax.

The quantitative effects of the revised valuation are as follows:

•	$0.3 million understatement of SG&A expense or 0.1%;

•	$0.3 million overstatement of income from operations or 0.5%;

•	$0.3 million overstatement of income before income taxes or 0.8%;

•	$0.1 million overstatement of income tax expense (benefit) or 0.8%;

•	$0.2 million overstatement of net income or 0.8%;

•	$0.01 overstatement of basic net income per share or 1.3%;

•	$0.01 overstatement of dilutive net income per share or 1.4%;

•	$0.1 million understatement of deferred tax assets or 0.1%;

•	$0.3 million understatement of common stock or 0.2%;

•	$0.1 million understatement of stockholder’s equity or 0.7%; and

•	No impact on total operating, investing or financing cash flows in the statement of cash flows

The qualitative considerations of the revised 2007 stock compensation expense are as follows:

•	No impact on loan covenants;

•	No impact on earnings or trends; and

•	No impact on analyst expectations.

We considered both these quantitative and qualitative factors and overall considered the adjustment related to the revised fiscal year stock compensation expense both individually and in the aggregate to be immaterial to the 2007 financial statements as a whole. Accordingly, the previously reported amounts in the consolidated balance sheet, statement of income, stockholders’ equity or cash flows have not been revised for fiscal year 2007.

The Company has revised the disclosure in footnote 7 of the Company’s audited consolidated financial statements to include the estimated fair value of the options on the date of grant, as well as the revised unrecognized compensation expense related to vested stock options, in response to the Staff’s comment. The revised stock compensation expense will be recognized in future periods in accordance with FAS 123R.

2.	We note your response to comment 4 in our letter dated May 16, 2007. Please include only the lead underwriters or if they are all co-managers sharing running of the book, include them in similar prominence.

Response: The Company respectfully advises the Staff that all six underwriters shown on the cover page of the prospectus are co-managing underwriters as described in Item 501(b)(8)(i) of Regulation S-K. The co-managers are distinguished by font size on the cover page to reflect the portion of the offered securities that each co-manager is purchasing. The Company respectfully refers the Staff to Schedule B of the Underwriting Agreement filed as Exhibit 1.1 to the Amendment which identifies the six underwriters as co-managers. The Company has also revised the disclosure on page 95 to clarify that each of the named six underwriters is a co-manager.

3.	We also note your response to comment 3 in our letter dated May 16, 2007. Please include the requested information in your next amendment.

Response: The Company has included the information necessary to fill in the blank spaces throughout the Amendment.

Prospectus Summary, page 1,

4.	We note your response to comments 7 and 8 in our letter dated May 16, 2007. The information presented, however, continues to be substantially repetitive of that in your Business discussion. The Summary should only provide a brief overview of the key aspects of the offering. See Item 503 of Regulation S-K and please revise.

Response: The Company has revised the disclosure in the Prospectus Summary to provide a concise presentation of material information about the Company and a brief overview of the offering in response to the Staff’s comment. The Company has also revised the “Business” section of the Prospectus to eliminate any substantial repetition of the Prospectus Summary.

5.	We note your response to our comment 9 in our letter dated May 16, 2007. We also note that you offer a large number of products. We reissue in part our prior comment 9. Please provide us with comparative support for your statement that you “offer one of the most comprehensive brand and model selections of digital televisions and appliances in our industry.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 52 to eliminate the comparative element of the statement. The Company believes that the requested comparative support is no longer necessary.

6.	We note your response to our comment 11 in our letter dated May 16, 2007. Please augment your disclosure with additional balancing disclosures of the principal challenges facing the company.

Response: We have revised the disclosure in the Prospectus Summary on page 3 in response to the Staff’s comment.

The Recapitalization, page 18

7.	We note your response to our comment 17 in our letter dated May 16, 2007. Please revise to explain how the recapitalization was intended to help you reach your long-term growth objectives.

Response: The Company has revised the disclosure on pages 18 and 35 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 66

8.	We note your response to our comment 28 in our letter dated May 16, 2007. Please augment your disclosure to discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target levels.

Response: The Company has revised the disclosure on page 67 accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

9.	The auditors report in the Amendment does not contain a conformed signature. In your next amendment, please file a signed audit report.

Response: The Company has filed a signed audit report with this Amendment.

Note 15 – Restructuring and Asset Impairment Charges, page F-23

10.	In response to comment 38 in our letter dated May 16, 2007 you advised that additional disclosure was provided on pages F-9 and F-10. We do not see what changes were made on those pages. In addition, we requested information with respect to assets held for sale or assets abandoned. It appears that all assets not held for use have either been sold or abandoned at this time. Please tell us how much of the impairment loss related to assets held for use and how much of the loss related to assets that were either sold or abandoned.

Response: The Company has revised its disclosure on page F-23 to specify the composition of the asset impairment charge. The impairment charge for the year ended March 31, 2006 (in thousands) was comprised as follows:

Impairment loss related to assets abandoned	$677
Impairment loss related to assets sold	79

Total impairment loss	$756

The assets sold represented vehicles previously used to support the Company’s product service and repair offerings. As of March 31, 2006, all of these vehicles were sold resulting in a loss of $79,000. All abandoned assets were disposed and their asset values were written to zero prior to March 31, 2006.

Directed Share Program

We draw your attention to the fact that Credit Suisse has reserved 5% of the amount of shares to be sold in the proposed offering for sale directly to the Company’s employees, vendors and other related persons of the Company and persons related to the selling stockholders at the initial public offering price. The Company and Credit Suisse believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. The Company is supplementally providing the Staff with copies of the materials that will be used in connection with the directed share program. The Company and Credit Suisse will work together to implement the directed share program. The directed share program is part of the underwritten offering. The procedures for the directed share program do not differ materially from the procedures of the general offering. Generally, the only differences are:

•	Communications that would customarily be made via telephone in the general offering context are made to the directed share program participants in writing or online with their authorization;

•	Directed share program participants must open new accounts with Credit Suisse if they do not already have them; and

•	Directed share program participants are provided with a “Frequently Asked Questions” information sheet to assist them in evaluating whether to participate in the directed share program.

The purchasers of these shares will be subject to a 90-day lock-up as described in the Amendment.

The allocation of the shares to the directed share program participants is determined by the Company, and the mechanics of selling the shares is handled by Credit Suisse as underwriter. The Company will identify a list of officers, employees, affiliates, customers and vendors and persons related to the selling stockholders who will be entitled to purchase shares in the directed share program (along with their contact information and their positions and names of employers) and will provide that list to Credit Suisse. At this time, no indications of interest are being taken. Once the preliminary prospectus has been printed, an invitation package (available online, via regular or overnight mail or facsimile) is made available or sent to each person listed by the Company explaining that Credit Suisse is facilitating the Company’s directed share program, including a preliminary prospectus and the other directed share program documentation. Each of the documents (other than the preliminary prospectus) contains language that is permitted by Rule 134 of the Securities Act. If a person is interested in participating, that person completes the required documentation, which includes a New Account Form, IPO Certification Form, Indication of Interest Form and Joint Account Agreement (if applicable), and returns it to Credit Suisse via facsimile and overnight mail (to the address indicated in the materials) so that Credit Suisse can open an account to receive the shares once allocated. There is no pre-funding or account-funding requirement; Credit Suisse will not accept funds from any directed share program participant until after the Registration Statement for the offering is declared effective, the deal is priced, and the participants are notified of their final allocation and given the opportunity to confirm that they wish to purchase the shares allocated to them. After the Registration Statement becomes effective and the offering is priced, the Company and Credit Suisse prepare a final approved list of allocations. Credit Suisse notifies each person verbally or by email who has been allocated shares of the number of shares that they have been allocated and the total purchase price due upon confirmation of their indication of interest. Participants then wire transfer their funds or send checks to Credit Suisse. Shares are allocated following pricing and settle in the same manner as the shares sold to the general public.

We would like to work with the Staff to resolve any remaining comments so that we may be in a position to launch the road show for the offering on July 9, 2007, which would require us to print the preliminary prospectus on July 6, 2007. Please contact us should you have any concerns with this time frame.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207.

Sincerely,

/s/ Ann F. Chamberlain
Ann F. Chamberlain

cc:	Scott M. Anderegg (Securities and Exchange Commission) Robert Burnett (Securities and Exchange Commission) Jerry W. Throgmartin (hhgregg, Inc.) Danielle Carbone, Esq. (Shearman & Sterling LLP)